Contact:
J. Scott Kamsler
Vice President and Chief Financial Officer
Centillium Communications, Inc.
(510) 771-3917
skamsler@centillium.com

CENTILLIUM COMMUNICATIONS ANNOUNCES THIRD QUARTER 2006 FINANCIAL RESULTS

FREMONT, Calif., Nov. 2, 2006 – Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of broadband access solutions, today announced financial results for the third quarter ended Sept. 30, 2006.

Net revenues for the third quarter of 2006 were $16.0 million, compared with $18.3 million during the second quarter of 2006 and $20.0 million for the third quarter of 2005.

During the third quarter of 2006, revenues by region, as a percentage of the company's net revenues, were 43 percent from Japan, 31 percent from Europe, 13 percent from the U.S. and 13 percent from Asia, outside of Japan. Also, for the third quarter of 2006, revenues by market, as a percentage of the company's net revenues, were 78 percent from ADSL, 17 percent from VoIP and 5 percent from Optical.

The company reports its net loss and basic and diluted net loss per share in accordance with U.S. generally accepted accounting principles (GAAP) and additionally, on a non-GAAP basis. Non-GAAP net loss, where applicable, excludes the effect of stock-based compensation. The company uses the non-GAAP information internally to evaluate its operating performance and to determine incentive compensation, and believes these non-GAAP measures are useful to investors as they provide additional insight into the underlying operating results. We believe that these non-GAAP measures are also helpful for investors because they allow for a better comparison of financial results in the current period to those in prior periods that utilized different accounting principles in determining stock-based compensation expense as a result of the company's adoption of Statement of Financial Accounting Standards No. 123R, *Share Based Payment* ("SFAS 123R"), effective Jan. 1, 2006 to account for stock-based compensation. However, non-GAAP measures are not stated in accordance with, should not be considered in isolation from and are not a substitute for GAAP measures. A reconciliation of GAAP to non-GAAP results is provided in the table immediately below the Non-GAAP Consolidated Statements of Operations included in this release.

The GAAP gross margin was 51.5 percent (51.6 percent, non-GAAP) for the third quarter of 2006, compared with 52.5 percent (52.6 percent, non-GAAP) for the second quarter of 2006 and 56.5 percent (56.5 percent, non-GAAP) for the third quarter of 2005.

GAAP results were a net loss of $2.9 million, or a net loss of $0.07 per share, for the third quarter of 2006, compared with a net loss of $1.6 million, or a net loss of $0.04 per share, for the second quarter of 2006 and a net loss of $822,000, or a net loss of $0.02 per share, for the third quarter of 2005. The GAAP results for 2006 include charges for stock-based compensation due to the adoption of SFAS 123R, effective Jan. 1, 2006.

Non-GAAP results, which exclude the effect of stock based-compensation, were a net loss of $2.1 million, or a net loss of $0.05 per share, for the third quarter of 2006, compared with a net loss of $771,000, or a net loss of $0.02 per share, for the second quarter of 2006 and a net loss of $822,000, or a net loss of $0.02 per share, for the third quarter of 2005.

Total cash and short-term investments were $62.4 million at Sept. 30, 2006, compared with $64.3 million at June 30, 2006. In addition, the company remains debt free.

"Although our business continues to face short term challenges, we are particularly encouraged by the opportunities in the VoIP and VDSL2 markets," said Faraj Aalaei, co-founder and CEO of Centillium. "We announced today that NEC selected our Entropia™ VoIP product for its market leading wireline and wireless solutions. In addition, we have successfully demonstrated our VDSL2 capabilities to potential customers and service providers and have already secured two design wins."

A conference call to review the third quarter 2006 financial results will follow this release at 2:00 p.m. Pacific time/5:00 p.m. Eastern time. To listen to the call, please dial (210) 234-0000, pass code: Centillium. A replay will be made available approximately one hour after the conclusion of the call and will remain available for approximately one week. To access the replay, dial (402) 998-1776. The conference call will also be web cast over the Internet; visit the Investor Relations section of the Centillium Communications website at www.centillium.com to access the call from the website. This web cast will be recorded and available for replay on the Centillium website from approximately two hours after the conclusion of the conference call until Dec. 31, 2006.

About Centillium Communications, Inc.

Centillium Communications, Inc. is a leading innovator of high performance, cost-effective semiconductor solutions that give consumers, enterprises and service providers the winning edge in broadband access. The company's complete, end-to-end system-on-chip solutions accelerate development time-to-market for "last mile" products with Digital Subscriber Line (DSL), Fiber-To-The-Premises (FTTP) and Voice-over-Internet Protocol (VoIP) technologies. Centillium products include digital and mixed-signal integrated circuits and related software for DSL and FTTP central office and customer premises equipment and VoIP solutions for carrier- and enterprise-class gateways and consumer telephony. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at www.centillium.com.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995
This press release includes statements that are forward-looking statements within the meaning of U.S. federal securities laws. For example, this press release speaks to opportunities in the VOIP and VDSL2 markets and potential success of product demonstrations and design wins. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including without limitation the risks and uncertainties relating to the rate and breadth of deployment of broadband access in general, especially DSL, FTTP and VoIP technologies, and Centillium's technology solutions in particular; the successful development and market acceptance of Centillium's new products and technology; Centillium's dependence on a few significant customers for a substantial portion of its revenue; Centillium's ability to continue and expand on its relationships with new customers; the timing, rescheduling or cancellation of significant customer orders and Centillium's ability, as well as the ability of its customers, to manage inventory; Centillium's ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a cost-effective and timely manner; competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of Centillium's products; the timing of customer-industry qualification and certification of Centillium's products and the risks of non-qualification or non-certification; Centillium's ability to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets; changes in Centillium's product or customer mix; the satisfactory completion of the audits of Centillium's financial statements and systems of internal control; intellectual property disputes and customer indemnification claims and other types of litigation risk; the effectiveness of Centillium's expense and product cost control and reduction efforts; and Centillium's ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. Centillium undertakes no obligation to update forward-looking statements for any reason. Information about potential factors that could affect Centillium's financial results is included in Centillium's Annual Report on Form 10-K and in other documents on file with the Securities and Exchange Commission**.**

– Summary Financial Data Attached –

CENTILLIUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		Three Months Ended	
	September 30, 2006	June 30, 2006	September 30, 2005
	(In thousands, except per share data)		
Net revenues	$ 16,033	$ 18,260	$ 19,993
Cost of revenues (a)	7,780	8,667	8,690
Gross profit	8,253	9,593	11,303
Operating expenses:			
Research and development (a)	7,119	6,484	7,399
Selling, general and administrative (a)	4,738	5,325	5,135
Total operating expenses	11,857	11,809	12,534
Operating loss	(3,604)	(2,216)	(1,231)
Interest income and other, net	776	710	448
Loss before provision for income taxes	(2,828)	(1,506)	(783)
Provision for income taxes	50	62	39
Net loss	$ (2,878)	$ (1,568)	$ (822)
Basic and diluted net loss per share	$ (0.07)	$ (0.04)	$ (0.02)
Shares used to compute basic and diluted net loss per share	40,675	40,514	39,427
(a) Includes stock-based compensation as follows:			
Cost of revenues	$ 18	$ 9	$ -
Research and development	271	317	-
Selling, general and administrative	486	471	-
	$ 775	$ 797	$ -

CENTILLIUM COMMUNICATIONS, INC.
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		Three Months Ended		
		September 30, 2006	June 30, 2006	September 30, 2005
		(In thousands, except per share data)		
Net revenues	$	16,033 $	18,260 $	19,993
Cost of revenues		7,762	8,658	8,690
Gross profit		8,271	9,602	11,303
Operating expenses:				
Research and development		6,848	6,167	7,399
Selling, general and administrative		4,252	4,854	5,135
Total operating expenses		11,100	11,021	12,534
Operating loss		(2,829)	(1,419)	(1,231)
Interest income and other, net		776	710	448
Loss before provision for income taxes		(2,053)	(709)	(783)
Provision for income taxes		50	62	39
Non-GAAP net loss	$	(2,103) $	(771) $	(822)
Non-GAAP basic and diluted net loss per share	$	(0.05) $	(0.02) $	(0.02)
Shares used to compute Non-GAAP basic and diluted net loss per share		40,675	40,514	39,427

Reconciliation of GAAP Results to Non-GAAP
(Unaudited)

		Three Months Ended		
		September 30, 2006	June 30, 2006	September 30, 2005
		(In thousands, except per share data)		
Reconciliation of GAAP Net Loss to Non-GAAP Net Loss				
GAAP net loss	$	(2,878) $	(1,568) $	(822)
Stock-based compensation		775	797	-
Non-GAAP net loss	$	(2,103) $	(771) $	(822)
Reconciliation of GAAP Net Loss Per Share to Non-GAAP Net Loss Per Share				
GAAP net loss per share	$	(0.07) $	(0.04) $	(0.02)
Stock-based compensation (a)		0.02	0.02	-
Non-GAAP net loss per share	$	(0.05) $	(0.02) $	(0.02)

(a) Effective January 1, 2006, the Company adopted SFAS 123R, "Share-Based Payment", which requires the measurement of all employee share-based payments using a fair-value-based method and recording the expense over the service period. As a result our GAAP statement of operations for the three months ended September 30, 2006 and June 30, 2006 includes stock-based compensation of $775,000 and $797,000, respectively. Our financial statements for periods prior to 2006 are not required to be restated due to the adoption of SFAS 123R. Stock-based compensation expense for periods prior to 2006 does not include the value of stock options.

CENTILLIUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2006	December 31, 2005
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 37,348	$ 39,440
Short-term investments	25,009	21,900
Accounts receivable - net of allowance for doubtful accounts of $57 at September 30, 2006 and $169 at December 31, 2005	5,904	7,177
Inventories	6,598	3,609
Other current assets	2,091	1,780
Total current assets	76,950	73,906
Property and equipment, net	2,689	3,529
Other assets	1,017	912
Total assets	$ 80,656	$ 78,347
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,312	$ 5,987
Accrued compensation and related expenses	3,342	4,247
Accrued liabilities	21,112	19,133
Total current liabilities	33,766	29,367
Other long-term liabilities	1,388	2,368
Stockholders' equity:		
Common stock; $0.001 par value:		
Authorized shares: 100,000,000; Issued and outstanding shares: 40,844,856 at September 30, 2006, 40,205,940 at December 31, 2005	41	40
Additional paid-in capital	250,664	247,081
Deferred compensation	-	(24)
Accumulated deficit	(205,199)	(200,440)
Accumulated other comprehensive loss	(4)	(45)
Total stockholders' equity	45,502	46,612
Total liabilities and stockholders' equity	$ 80,656	$ 78,347